FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 ]

NATIONAL BANK OF GREECE S.A.

Adjustment of the exercise terms and conditions of the titles representing share ownership rights (Warrants)

According to Cabinet Act 43/2.12.2015 (Greek Government Gazette A΄163/2.12.2015), which amends Cabinet Act 38/9.11.2012 on the adjustment of the exercise terms and conditions of the Warrants in the case of a reverse split, the following is announced:

Following the reduction in the total number of common shares of the National Bank of Greece by means of a reverse split, at a ratio of 15 old common shares of the Bank to 1 new common share of the Bank, in line with the Resolutions of the Extraordinary General Meeting of common Shareholders of the Bank held on 17 November 2015, the number of shares corresponding to each Warrant and the exercise price of each Warrant are adjusted as follows:

MULTIPLIER (Number of National Bank of Greece shares corresponding to the exercise of 1 warrant)	0.54861592129144
EXERCISE PRICE (in Euros)
5th exercise	72.0720
6th exercise	74.0025
7th exercise	76.2555
8th exercise	78.5070
9th exercise	81.0810

For further information, Shareholders/Investors may contact the Shareholder Services Department of the National Bank of Greece at telephone numbers +30 210 33 43 411, 412, 416.

Athens, December 4th 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)

Date: December 4th, 2015

Deputy Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: December 4th, 2015

Director, Financial Division